Company Team:



Mark Buehrer, PE, is a professional civil engineer, author, inventor, and the founder and director of 2020 ENGINEERING. Since 1995, 2020 ENGINEERING has been at the forefront of the research and development of sustainable methods, systems, and infrastructures that reduce capital and operating costs, recycle and reduce material consumption and waste, restore and protect ecological systems, and create and maintain healthy communities. He conceived and developed the concept of Wholistic Engineering, which provides an integrated "problem solving" approach that considers all issues and possible conditions related to the development of a project, such as: laws & regulations, social concerns, politics, special interests, economic & environmental issues, technology, and resources.

Mark has provided master planning, engineering design and/or construction management assistance on hundreds of LID, LEED, Net Zero, Living Building and other sustainable type projects in many parts of the USA, Canada, and other parts of the world. He has also been actively involved with providing review and comments to codes and standards for low impact development (LID) and sustainable building practices, including green building and plumbing codes for rainwater harvesting, greywater, and reclaimed water reuse. His innovative sustainable water resource designs include: vacuum flush toilet & greywater systems, rainwater harvesting systems, ecologically based wastewater treatment & water reuse systems, algae microfarms, aquaculture, aquaponics, urban agriculture, permeable pavements, raingardens, and material recycling & composting facilities. He has developed urban agriculture methods based on a "closed-loop" food production system and has been a featured speaker on this topic over the past decade at a number of international conferences and summits, including the 1st Annual NASA – 100 year Starship Symposium, Orlando, Florida, October 2011. Mark is a frequent author for various publications and a speaker at sustainable and LID conferences and workshops. [Link: Mark's 2-Page Resume]

Website Link: 2020 ENGINEERING. Inc.



Janet "Jessie" Buehrer, is a business manager that brings over thirty years of experience in office management, accounting, project management, marketing, and business development. Jessie oversees day to day operations to guarantee company efficiency, establish company budgets and financials, develop company goals and objectives, adhere to all legal requirements, and manage all human resources such as hiring, training, evaluations, health insurance and payroll. She has co-owned and managed several businesses including an active professional engineering consulting firm (2020 ENGINEERNG), a LED lighting design-install general contractor, a commercial real estate holding company and an active coworking office facility. Prior experience includes over ten years of project administration, marketing and underwriting for subsidiaries of Aon, a global risk management company. Jessie brings a high standard of care, attention to detail, and thoroughness to everything she does.

Company Team (Cont.):



Karl Thomas is an innovative, strategic business partner with an exemplary record of sales success, new product development and technical expertise. He is a naturally strategic and effective decision maker, coach, and team member with 25 years of executive level and business development experience in multiple industries. He has excellent interpersonal skills with the ability to work collaboratively in a team environment, work on multiple projects simultaneously, and meet deadlines and expectations for quality, style, and content.

Karl has been CEO of the bone broth startup, Cauldron Broths, responsible for sales, finance, and operations, opening markets in retail, online and direct sales. He successfully sourced buyers and negotiated the sale of business to a Japan based food enterprise. He was the Director of International Sales and Sustainability Manager for Healthy Pet, with 5X growth in sales and 97% reduction in off-site waste. He was the interface with the German ownership team. Prior to this, as CEO he built Clarus Technologies from a 4-person startup to a 65-person company considered “best in class” relating to work performed in support of US Navy and US Army. Karl holds an MBA with marketing concentration from Indiana University, and a BA from Carleton College with a political science major, and economics minor.

LinkedIn: Karl Thomas



Noramae Munster is Culinary Director with Ports O' Call Waterfront Dining, a venerable restaurant and event center located on the main channel in the Port of Los Angeles. In continual operation since 1961, this award-winning 1200-seat facility is a cultural icon and regional attraction that hosts tens of thousands of patrons each year. Her core responsibilities include strategic brand evolution and implementation, establishing and maintaining sustainable practices and product sourcing, and recipe development and testing resulting in seasonal menu implementation for both the dining room and special events. She has developed platform criteria upon which vital decisions are to be made regarding the life cycle of products that touch each aspect of the operation. Becoming an ambassador for greening the hospitality industry means taking every opportunity to educate employees and guests alike on critical issues such as sustainable, humane, nutritional eating and the impact of waste streams on the environment. Noramae is also a coach, speaker, and mentor on the subjects of health, nutrition and personal development.

LinkedIn: Noramae Munster

Key Partners:

AQUACARE



Henning Gatz is the founder and president of Aquacare Environment Inc. Formed in 1987, Aquacare designs and builds sustainable, controlled environment, land-based fish farms. They also design and deliver fish farm projects world-wide, using commercially proven designs and pre-engineered, prefabricated, industrial quality equipment. Henning's company specializes in land-based recirculating aquaculture systems (RAS) that are land-based fish farms designed to fit site conditions and to meet commercial or community goals, including options for integrated hydroponic plant production (aka, aquaponics). All of their fish farm components, except locally sourced items such as concrete sumps and tank bases, are easily shipped worldwide in shipping containers and assembled on-site using local labor under Aquacare supervision. The commercial-scale RAS aquaculture facilities can be built for a lower CAPEX and grow fish with a lower OPEX than conventional aquaculture facilities.

Aquacare Environment, Inc.

IMPACT BIOENERGY



Jan Allen, PE, leads Impact Bioenergy as chief operating officer. He is a professional civil engineer and a certified manager of quality and organizational excellence. He has been involved in the design, construction, and operation of organics facilities since 1988, at Cedar Grove Composting, CH2M HILL, Concept Kinetics, and Harvest Power. He is the registered holder of six US patents for composting, digestion, and biofiltration. Jan is a certified compost facility operator. He has 37 years of experience in waste treatment design, organic waste processing, marketing of recycled organic products, and environmental controls, and has designed over 50 organic waste recycling facilities which have diverted over 10 million tons of organics from disposal, including bioenergy facilities with an installed capacity of over 10 MW of renewable energy generation. He was given an honor and recognition award by the Washington Organic Recycling Council as regulatory subcommittee chair. He graduated from Purdue University, School of Civil Engineering, Environmental Engineering Department.

Impact Bioenergy

Associate Partners:



Benjamin Brant is the founder and CEO of **Ecoponex**, and a technologist and innovator with over 40 years of business and project development experience in the US, Canada, and Europe. He has a BS in Agriculture from the University of Arizona and Master of Urban & Regional Planning from Colorado University. He specializes in sustainable technologies, process integration and systems optimization involving the nexus of food, energy, water, and waste. His vision and leadership come from a career in renewable energy, resource management and conservation, and sustainable agriculture. Benjamin has founded a number of clean-tech and agri-food-tech companies with proprietary technologies in advanced biofuels, water and energy efficiency, waste recycling, and controlled environment agriculture. Companies started include: Ecoponex, Watergy, Byogy Renewables, Planetec, Microgy Renewables and Procyss Waste Systems.

The Ecoponex – Renewable Energy Efficient Farms (REEF) model is revolutionizing the way food is produced in the world. Ecoponex designs integrated systems as an elegant closed-loop process that recycles food wastes and generates its own renewable energy, organic nutrients, and animal/aquaculture feed. Using duckweed and algae to raise fish protein and vegetables make a completely self-sufficient and resilient system.

Note: Our dear friend and inspirational colleague, Benjamin Brant, passed away unexpectedly on April 4, 2021. His REEF model has been integrated into the HeartFoods community farms and now becomes a legacy to his Ecoponex team, family and friends who will deeply miss him.

Ecoponex



Robert Henrikson is a green business entrepreneur with over 30 years in the sustainable development of algae, bamboo, and other natural resources, developing new business models for the green economy for our health, our society, our planet. His specialties include marketing and sales programs, new product development, and video, web, and multi-media presentations. He advises algae companies, investors and law firms in algae business development and strategies.

Robert is the CEO of Smart Microfarms which has a focus on scalable microalgae systems (i.e., spirulina algae) for community, urban and rooftop gardens, and algae entrepreneurs. For 20 years he was president of Earthrise Company, a pioneer spirulina algae. He founded the first commercial algae farm in the USA and developed Earthrise® Spirulina and Green Superfood brand products in the USA and 30 countries. He published the book "Earth Food Spirulina", that was translated and published into 6 international editions, and published "Spirulina World Food" in 2010. He founded the International Algae Competition in 2010, published the books "Imagine Our Algae Future" in 2012, and "Algae Microfarms" in 2013. Robert also presents at conferences, writes for industry media, and produces educational videos.

Smart Microfarms